COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

August 16, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the Registrant)

Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund

Columbia Variable Portfolio – U.S. Flexible Growth Fund

Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund

Post-Effective Amendment No. 67

File Nos. 033-14954 /811-05199

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 67 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485 (a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Variable Portfolio – U.S. Flexible Conservative Growth Fund, Columbia Variable Portfolio – U.S. Flexible Growth Fund and Columbia Variable Portfolio – U.S. Flexible Moderate Growth Fund to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks and Performance Information are identical or substantially similar to those found in prior filings for Columbia Variable Portfolio – Managed Volatility Conservative Fund, Columbia Variable Portfolio – Managed Volatility Growth Fund and Columbia Variable Portfolio – Conservative Growth Fund.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Katina Walker (612) 671-6990.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Variable Insurance Trust